Exhibit (a)(19)

IN THE CIRCUIT COURT OF DUPAGE COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

GSS 5-08 TRUST, on behalf of itself and all others similarly situated,
Plaintiff,
v.
MIDAS, INC., ALAN D. FELDMAN, ROBERT R. SCHOEBERL, THOMAS L. BINDLEY, ARCHIE R. DYKES, JAROBIN GILBERT, JR., DIANE L. ROUTSON, GEARSHIFT MERGER CORPORATION, and TBC CORPORATION,

Defendants.

Plaintiff GSS 5-08 Trust (“Plaintiff”), by its attorneys, alleges upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through its undersigned counsel), except with respect to its ownership of Midas, Inc. (“Midas” or the “Company”) common stock, and its suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a direct shareholder class action on behalf of the public shareholders of Midas against certain directors and officers of the Company seeking equitable relief relating to the Individual Defendants’ (as herein defined) efforts to sell Midas via an unfair process and at a grossly inadequate and unfair price (the “Proposed Transaction”) to Gearshift Merger Corp. a wholly-owned subsidiary of TBC, Corporation, (“TBC”).

2. On March 13, 2012, Midas announced in a press release that it had entered into a definitive merger agreement to be acquired by TBC in an all cash deal for $310 million (the “Merger Agreement”). The press release stated that the Merger Agreement is burdened by a “no shop” provision and a termination fee payable to TBC in the event that Midas elects to accept another offer and terminate the Merger Agreement.

3. Pursuant to the terms of the Proposed Transaction, shareholders of Midas will receive $11.50 in cash for each of their Midas shares.

4. The Proposed Transaction offers tremendous benefits to TBC while preventing Midas shareholders from fully realizing the benefits of recent financial gains by the Company. Additionally, TBC would gain an ownership interest in more than 2,250 locations worldwide currently held by Midas. The Proposed Transaction would also allow TBC, but not Midas shareholders, to build on the recent reduction in competition in the automotive repair and franchise market.

5. The members of the Midas Board of Directors (the “Board”) prematurely entered into the Merger Agreement with TBC without fulfilling their most basic obligation to ensure that Midas stockholders receive the highest value reasonably available for their shares of Company.

6. Plaintiff alleges that it and other public shareholders of Midas common stock are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated.

JURISDICTION AND VENUE

7. This court has jurisdiction over Midas because the Company conducts business in Illinois, and it has at all relevant times been located at 1300 Arlington Heights Road, Itasca, Illinois 60143.

8. This action is not removable under the Securities Litigation Uniform Standard Act (“SLUSA”), 15 U.S.C. § 78bb(f), because this action is based upon the statutory or common law of the State of Delaware.

9. Additionally, this action involves: (1) a communication with respect to the sale of Midas common stock; (2) that was made by and on behalf of Midas to its shareholders; and (3) concerns decisions of Midas shareholders with respect to acting in response to a tender offer.

10. Venue is proper in this Court because the conduct at issue took place and has an effect in this County, and Midas and certain of the other Defendants do business in this County.

PARTIES

11. Plaintiff owns and has owned shares of Midas common stock at all relevant times.

12. Defendant Midas, a Delaware corporation, conducts business from its headquarters in Itasca, Illinois. Midas is engaged in the business of selling automotive repair franchises. The Midas network of franchised and company operated shops is a provider of automotive repair and maintenance services at more than 2,250 franchised, licensed and company-owned Midas shops spanning fourteen countries, including nearly 1,500 in all of the fifty United States and Canada as of March 1, 2012. The SpeeDee network of franchised and company operated shops, owned by Midas and used as a co-brand, consists of 161 shops in the United States and Mexico. In addition, the Midas and SpeeDee brands are licensed outside of North America. The Company had 14,408,542 shares outstanding as of November 1, 2011. Midas common stock trades on the New York Stock Exchange under the ticker symbol “MDS.”

13. Defendant TBC is located at 4300 TBC Way Palm Beach Gardens, Florida 33410. TBC is the nation’s largest vertically integrated marketer of tires for the automotive replacement market. The TBC’s retail operations include company-operated tire and automotive service centers under the “Tire Kingdom”, “Merchant’s Tire & Auto Centers”, and “National Tire & Battery” brands, and franchised stores under the “Big O Tires” brand. TBC markets on a wholesale basis to regional tire chains and distributors serving independent tire dealers throughout the United States, Canada, and Mexico. In 2005, TBC Corporation was purchased by Sumitomo Corporation of America.

14. Defendant Gearshift Merger Corp. is Delaware corporation and a wholly-owned subsidiary of TBC, formed to effectuate the Proposed Transaction.

15. Defendant Alan D. Feldman (“Feldman”) has been Chairman of the Board, President and Chief Executive Officer (“CEO”) of Midas since 2006, and has been a Director since 2003. He serves as a member of the Audit and Finance Committee, Compensation Committee, and Nominating and Corporate Governance Committee. As of March 15, 2011, Feldman owned 1,065,203 shares of Midas stock, or approximately 7 percent of the Company’s outstanding shares. Feldman has signed a tender and voting agreement in support of the Proposed Transaction.

16. Defendant Robert R. Schoeberl (“Schoeberl”) has been the “Lead Director” of the Board since 2006. He serves as a member of the Audit and Finance Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Schoeberl also serves as a Director and Audit Committee member of TBC. As of March 15, 2011, Schoeberl owned 39,114 shares of Midas stock.

17. Defendant Thomas L. Bindley (“Bindley”) has been a Director of Midas since 1998. He serves as Chairman of the Compensation Committee and is a member of the Audit and Finance Committee and Nominating and Corporate Governance Committee. As of March 15, 2011, Bindley owned 26,915 shares of Midas stock.

18. Defendant Archie R. Dykes (“Dykes”) has been a Director of Midas since 1998. He serves as Chairman of the Nominating and Corporate Governance Committee and is a member of the Audit and Finance Committee and Compensation Committee. As of March 15, 2011, Dykes owned 19,941 shares of Midas stock.

19. Defendant Jarobin Gilbert, Jr., (“Gilbert”) has been a Director of Midas since 1998. He serves as Chairman of the Audit and Finance Committee and is a member of the Nominating and Corporate Governance Committee and the Compensation Committee. As of March 15, 2011, Gilbert owned 12,671 shares of Midas stock. Gilbert also serves on the Board of Directors of Footlocker, Inc. with Defendant Feldman.

20. Defendant Diane L. Routson (“Routson”) has been a Director of Midas since 2003. She serves as a member of the Audit and Finance Committee, Compensation Committee, and Nominating and Corporate Governance Committee. As of March 15, 2011, Routson owned 11,000 shares of Midas stock.

21. Defendants Feldman, Schoeberl, Bindley, Dykes, Gilbert, and Routson, as officers and directors of Midas (collectively, the “Individual Defendants” or the “Board”), by reason of their corporate directorships and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant hereto, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

22. The Individual Defendants, together with Midas, Gearshift Motor Corp., and TBC are hereafter referred to collectively as the “Defendants.”

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action on its own behalf and as a class action on behalf of a class comprised of all shareholders of Midas (except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein (the “Class”).

24. This action is properly maintainable as a class action under 735 III. Comp. Stat. 5/2-801.

25. The Class for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of November 1, 2011, the Company had 14,408,542 shares outstanding, owned by thousands of shareholders of record scattered throughout the United States.

26. There are questions of law and fact which are common to members of the Class and which predominate over questions solely affecting individual Class members including, inter alia, the following:

a) whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

b) whether Plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

c) whether Defendants are liable to Plaintiff and the Class and, if so, what measure of damages are proper.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants. In addition, adjudications with respect to individual members of the Class would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or would substantially impair or impede their ability to protect their interests; and Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

29. Where the directors of a publicly-traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors and/or officers may not take any action that:

a) adversely affects the value provided to the corporation’s shareholders;

b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c) contractually prohibits themselves from complying with their fiduciary duties;

d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

30. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Midas, are obligated to refrain from:

a) participating in any transaction in which the directors’ or officers’ loyalties are divided;

b) participating in any transaction in which the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

31. The Individual Defendants also owe the Company’s shareholders a duty of candor, which includes the disclosure to the Plaintiff and the Class members of all material facts concerning the Proposed Transaction and, particularly, concerning the fairness of the price offered for the shareholders’ equity interest.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of Midas. As a result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class members are being treated fairly in connection with the Proposed Transaction.

FACTUAL ALLEGATIONS

The Future Looks Bright for Midas

33. Midas is engaged in the business of selling automotive repair franchises. The Midas network of franchised and company operated shops is a provider of automotive repair and maintenance services at more than 2,250 franchised, licensed and company-owned Midas shops spanning fourteen countries, including nearly 1,500 in all of the fifty United States and Canada. The SpeeDee network of franchised and company operated shops, owned by Midas and used as a co-brand, consists of 161 shops in the United States and Mexico. In addition, both Midas and SpeeDee license their brands outside of North America.

34. The Proposed Transaction caps the value of the Company’s shares and does not allow current Midas shareholders to reap the expected benefits of Midas’s successes in the second half of 2012 and beyond, due to the significant reduction in competition: Pep Boys - Manny, Moe & Jack, the Company’s largest competitor has recently been purchased.

35. According to an investor presentation, dated November 1, 2011 and published on the Midas website (the “Investor Presentation”), the Company’s shops are generating annual sales of more than $1.5 billion and the established and growing market for Midas services is $152 billion.

36. On March 1, 2012, Midas announced its results for the fourth fiscal quarter ended December 31, 2011, and full-year 2011 results in a press release and 8-K filed with the Securities and Exchange Commission (“SEC”). specifically, Midas reported that:

•	U.S. comparable shop sales increased by 1.1 percent in the fourth quarter

•	U.S. company-operated shops comparable sales increased by 4.4 percent in the fourth quarter.

•	Full-year adjusted operating income increased by 25 percent.

•	Fourth quarter 2011 operating income was $1.4 million, compared to an operating loss of $20.4 million in 2010.

•	Fiscal 2011 full-year earnings were $4 million compared to a net loss of $13.4 million in 2010.

37. In the press release, the Company announced its expectation to add an additional 100 SpeeDee co-brand shops in 2012. Defendant Feldman, Midas’ CEO, was reported saying that he expected 2012 operating income, excluding the impact of gains or losses on the sale of assets and strategic review expenses, to be between $22 million and $24 million. This is an expected increase of $2 to $4 million in operating income compared to the 2011 operating income.

The Proposed Transaction

38. On August 11, 2011, the Company announced that its Board would look to explore and evaluate a range of strategic and financial alternatives. The Company retained J. P. Morgan Securities LLC (“J.P. Morgan”) to assist in the process.

39. A Special Committee of the Board was formed to review all strategic alternatives. Yet, it has not been disclosed to shareholders which members of the Board comprise the Special Committee.

40. On March 13, 2012, Midas announced in a joint press release with TBC that it had entered into a definitive merger agreement to be acquired by TBC in an all cash deal for $11.50 per share or an aggregate value of $310 million.

41. According to the press release, TBC is to commence an all-cash tender offer no later than March 28, 2012. The closing of the Proposed Transaction is expected to occur in the second quarter of 2012. It is conditioned upon the tender of fifty percent of shares outstanding, plus one.

42. While the merger consideration being offered by TBC represents a premium over the Company’s pre-announcement stock price, it fails to adequately account for both the true value of the Company and its vast network of franchised, licensed, and company-owned shops to TBC.

Preclusive Devices

43. To the further detriment of Midas shareholders, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate to ensure that no competing offers will emerge for the Company. First and foremost, according to the press release, the Merger Agreement forbids any representative of the Company from taking any action that may encourage a bidder to submit a superior offer. Midas has agreed not to solicit any competing offers.

44. If Midas does elect to accept a competing bid and terminate the Merger Agreement, the Company would be forced to pay a termination fee. The termination fee could deter any potential bidders from coming forward with superior offers. In addition, should a superior bid materialize, the amount of the termination fee would be lost value for Midas shareholders.

45. Collectively, these devices operate to all but assure that no bidder will come forward to offer Midas shareholders an adequate premium for their shares. As such, these deal protection devices, which were approved by the Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty.

Conflicted Directors

46. Defendant Feldman, the CEO and Chairman of the Board, has signed a tender and voting agreement in support of the Proposed Transaction. As of March 15, 2011, he owned 1,065,203 shares of Midas stock, or approximately 7 percent of outstanding shares.

47. Defendant Schoeberl, who serves as a Director on the Midas Board, also serves as a Director on the Board of TBC and as a member of its Audit Committee, Defendant Schoeberl sitting on both sides of the table represents, by itself, a clear conflict of interest.

J.P. Morgan is a Conflicted Advisor

48. Since August 11, 2011, Midas has engaged J.P. Morgan as its financial advisor.

49. However, J.P. Morgan is a conflicted advisor. J.P. Morgan has extensive dealings with TBC going back to 2003. In an 8-K filed on November 29, 2003 with the SEC, TBC announced that it entered into the following agreements with J.P. Morgan and its primary J.P. Morgan Chase Bank:

•	$273,500,000 amended and restated credit agreement, where J.P. Morgan Chase Bank was Co-Administrative Agent, and J.P. Morgan Securities was the Sole Advisor, Lead Arranger and Bookrunner;

•	Deed of Trust, Assignment of Leases and Security Agreement, dated as of March 31, 2003, executed by TBC in favor of J.P. Morgan Chase Bank, as collateral agent and beneficiary;

•	Guarantee and Collateral Agreement, dated as of March 31, 2003, executed by TBC its subsidiaries in favor of J.P. Morgan Chase Bank, as collateral agent;

50. These agreements are longstanding and extended well past 2003. By J.P.Morgan’s involvement, TBC was able to acquire National Tire & Battery from Sears, Roebuck and Co. in 2003. The $225 million all-cash transaction was financed through the above mentioned debt and sale/leaseback agreements arranged by J.P. Morgan.

51. Through its long standing relationship with TBC, stemming back to 2003, J.P. Morgan is a conflicted advisors to Midas regarding the Proposed Transaction.

Insufficient Consideration

52. The consideration of $11.50 per share, offered to the Individual Defendants, is grossly inadequate. In fact, Midas stock has traded as high as $12.46 on April 29, 2010.

53. In addition, the Merger Agreement fails to adequately take into account the tremendous benefits that the Proposed Transaction would confer on TBC. The consideration does not take into account the valuable portfolio and strategic placement of Midas’ vast network of franchised, licensed, and company-owned shops that TBC will be acquiring as part of the Proposed Transaction.

54. The Proposed Transaction is the product of a fundamentally flawed process that resulted in a grossly unfair and insufficient price and was designed to ensure the acquisition of Midas by TBC on unfavorable terms to shareholders.

55. Plaintiff and other member of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

Against the Individual Defendants

56. Plaintiff realleges and incorporates each and every paragraph above as though fully set forth herein.

57. The Individual Defendants, acting in concert, have violated their fiduciary duties of loyalty, good faith, and independence owed to the public shareholders of Midas.

58. The Individual Defendants have failed to: (a) undertake an adequate evaluation of the Company’s worth as a potential merger/acquisition candidate; (b) take adequate steps to enhance the Company’s value and/or attractiveness as a merger/acquisition candidate; or (c) act independently so that the interests of public shareholders would be protected.

59. Instead, the Individual Defendants have set an acquisition price for the shares of Midas stock that does not reflect the true value of the Company and without an appropriate premium.

60. The Individual Defendants have resolved to wrongfully allow TBC to obtain the valuable assets of Midas at a bargain price, which under the circumstances here, disproportionately benefits TBC.

61. These tactics pursued by the Individual Defendants are, and will continue to be, wrongful, unfair, and harmful to Midas public shareholders. Such tactics are an attempt by certain Defendants to aggrandize their personal positions, interests, and finances at the expense of, and to the detriment of, the Company’s public stockholders. These maneuvers by the Individual Defendants will deny members of the Class their right to their proportionate share of the true value of Midas valuable assets, future earnings, and profitable businesses.

62. In contemplating, planning, and effectuating the foregoing specified acts and in pursuing and structuring the Proposed Transaction, the Individual Defendants have not acted, and are not acting, in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

63. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to Midas and its public shareholders.

64. As a result of the actions of the Individual Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of the Company’s assets and business in exchange for their Midas shares. Plaintiff and the Class have been, and will be, prevented from obtaining a fair price for their shares of Midas common stock.

65. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class for which Plaintiff and the other members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties

Against Defendants Midas, TBC and Gearshift Merger Corp.

66. Plaintiff realleges and incorporates each and every paragraph above as though fully set forth herein.

67. Defendants Midas, TBC and Gearshift Merger Corp., knowingly aided and abetted the breaches of fiduciary duties committed by the Individual Defendants to the detriment of Midas public shareholders. The Proposed Transaction could not take place without the active participation of Midas, TBC and Gearshift Merger Corp. Furthermore, TBC is a beneficiary of the wrongs complained of and would be unjustly enriched absent relief in this action.

68. Defendants Midas, TBC and Gearshift Merger Corp. had knowledge that they were aiding and abetting the Individual Defendant’s breaches of their fiduciary duties to Midas shareholders.

69. Defendants Midas, TBC and Gearshift Merger Corp. rendered substantial assistance to the Individual Defendants in their breaches of fiduciary duty to Midas shareholders.

70. Unless enjoined by this Court, Midas, TBC and Gearshift Merger Corp. will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class for which Plaintiff and the other members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief, in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and Plaintiffs counsel as Class Counsel;

B. Declaring and decreeing that the Proposed Transaction was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a Proposed Transaction providing the best possible terms for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Midas shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Midas;

E. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

F. Awarding damages to Plaintiff and the Class, in an amount to be determined at trial.

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

Dated: March 15, 2012.

POMERANTZ HAUDEK GROSSMAN & GROSS LLP

By:	/s/
Patrick V. Dahlstrom
Leigh Handelman Smollar
Joshua B. Silverman
Ten South LaSalle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Marc I. Gross
Jeremy A. Lieberman
Gustavo F. Bruckner
100 Park Avenue
New York, New York 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665

LAW OFFICE OF JACOB T. FOGEL, ESQ.
Jacob T. Fogel, Esq. 26 Court Street
Brooklyn, NY 11242

Attorneys for Plaintiff